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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

Act	Securities Exchange Act of 1934
Section	14(e)
Rule	14e-5
Public Availability	April 24, 2007

April 24, 2007

George H. White, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

Margaret E. Tahyar, Esq.
Davis Polk & Wardwell
121, avenue des Champs-Elysées
75008 Paris
France

Re: Combination of Barclays PLC and ABN AMRO Holdings N.V.
File No. TP 07-61

Dear Mr. White and Ms. Tahyar:

In your letter dated April 24, 2007, as supplemented by conversations with the staff of the Division of Market Regulation, you request on behalf of your respective clients, Barclays PLC ("Barclays") and ABN AMRO Holdings N.V. ("ABN AMRO"), exemptions from Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act") in connection with a tender offer by Barclays for securities of ABN AMRO. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the meaning given in your letter. On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the U.S. Securities and Exchange Commission ("Commission") hereby grants the following exemptions from Rule 14e-5.

The Commission hereby grants an exemption from Rule 14e-5 to permit purchases and arrangements to purchase ABN AMRO Shares outside of the Offer by Barclays and the other Barclays Prospective Purchasers (acting on behalf of Barclays) in accordance with Dutch law, particularly in light of the following facts:

1. ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act;

2. The Offer is required to be conducted in accordance with Dutch law, in particular the Dutch Takeover Regulations;

3. The Barclays Prospective Purchasers will not make any purchases or arrangements to purchase ABN AMRO Shares outside of the Offer for a consideration greater than that paid to all holders of ABN AMRO Shares pursuant to the Offer; and

4. The existence of the Agreement on Mutual Administrative Assistance in the Exchange of Information in Securities Matters between the Commission and the

Minister of Finance of the Kingdom of the Netherlands, dated December 11, 1989.

The Commission grants the foregoing exemption subject to the following conditions:

1. No purchases or arrangements to purchase ABN AMRO Shares, otherwise than pursuant to the Offer, shall be made in the United States, unless otherwise permitted under Rule 14e-5;

2. Disclosure of the possibility of, or intention to make, purchases of ABN AMRO Shares outside of the Offer by Barclays and the other Barclays Prospective Purchasers (acting on behalf of Barclays) shall be included prominently in the Offer Documents;

3. The Barclays Prospective Purchasers will disclose in the United States, to the extent such information is made public in the Netherlands pursuant to the Dutch Takeover Regulations, information regarding all purchases of ABN AMRO Shares by or on behalf of Barclays outside of the Offer subsequent to the announcement date;

4. The Barclays Prospective Purchasers shall comply with applicable requirements under Dutch law, including the Dutch Takeover Regulations;

5. The Dutch Takeover Regulations provide that an offeror must pay in a tender offer the highest consideration paid by that offeror outside of the offer only in transactions other than on an exchange; however, the Barclays Prospective Purchasers shall raise the tender offer price to match any more favorable consideration paid for ABN AMRO Securities outside of the Offer.

6. The Barclays Prospective Purchasers shall provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of ABN AMRO Shares made by or on behalf of Barclays outside of the Offer, on a transaction-by-transaction basis, including;

   a. size, broker (if any), time of execution, and price of purchase; and

   b. the exchange, quotation system, or other facility through which the purchase occurred;

7. Upon the request of the Division of Market Regulation, the Barclays Prospective Purchasers shall transmit the information specified in paragraph 6 above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

8. The Barclays Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

9. Representatives of the Barclays Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

10. Except as otherwise exempted herein, the Barclays Prospective Purchasers shall comply with Rule 14e-5.

The Commission hereby also grants an exemption from Rule 14e-5 to permit the Prospective Purchasers to purchase and arrange to purchase ABN AMRO Securities outside the Offer as part of the Trading Activities, subject to the following conditions:

1. No purchases or arrangements to purchase ABN AMRO Shares pursuant to the Trading Activities shall be made in the United States, unless otherwise permitted under Rule 14e-5;

2. All purchases of the ABN AMRO Securities by the Prospective Purchasers through their Affiliates and Departments outside of the Offer as part of the Trading Activities (i) will be consistent with the Affiliates' and Departments' normal and usual business practices and in compliance with the rules and regulations of the AFM applicable to such purchases and (ii) will not be conducted either (A) for the purpose of promoting or otherwise facilitating the Offer or (B) for the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the prices of the ABN AMRO Securities;

3. Each of the Affiliates and Departments of the Prospective Purchasers that conduct the Trading Activities has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel) who direct, effect or recommend transactions in ABN AMRO Securities and who are also involved in providing Barclays or ABN AMRO with financial advisory services or dealer manager services;

4. The Offer Documents will disclose prominently the intention of the Affiliates and Departments of the Prospective Purchasers to conduct the Trading Activities;

5. Each of the Prospective Purchasers has an affiliate that is registered as a broker-dealer under Section 15(a) of the Exchange Act;

6. The Trading Activities are permissible under, and will be conducted in accordance with, applicable Dutch law, including with regard to the establishment and maintenance of information barriers;

7. The Prospective Purchasers and their respective Affiliates and Departments maintain and enforce written policies and procedures that are reasonably designed to prevent the transfer of information among the respective Prospective Purchasers and their Affiliates and Departments that conduct the Trading Activities that might result in a violation of the U.S. federal securities laws through the establishment of information barriers;

8. The Prospective Purchasers will disclose in the United States information regarding the Trading Activities to the extent that such information is required to be made public in the Netherlands, pursuant to applicable requirements;

9. The Prospective Purchasers will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all transactions in ABN AMRO Securities made by the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including:

   a. the size, broker (if any), date and time of execution, and price of purchase; and

   b. the exchange, quotation system, or other facility through which the purchase occurred;

10. Upon the request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information as specified in paragraph 9 above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

11. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

12. Each Prospective Purchaser relying on the relief granted hereby will make itself available (in person at the office of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

13. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5 during the Offer.

Finally, Barclays is also requesting exemptive relief from Rule 14e-5 with respect to the issuance of shares of iShares exchange traded funds in exchange for Deposit Securities that are purchased in the United States that contain ABN AMRO Securities. The Commission hereby grants an exemption from Rule 14e-5 to permit Barclays and its Affiliates and Departments to receive ABN AMRO Securities during the Offer as part of a basket of Deposit Securities submitted by an Authorized Participant in exchange for iShares.

The foregoing exemptions are based solely on the representations made and the facts presented in your letter and are strictly limited to the application of Rule 14e-5 to the Offer as described above. The Offer should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. The relief granted in this letter is effective as of April 23, 2007.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. We express no view with respect to any other questions that the Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Offer.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Associate Director

Attachment

Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

Davis Polk & Wardwell
121, avenue des Champs-Elysées
75008 Paris
France

April 24, 2007

Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549 USA.

Attention: Mr. James Brigagliano
Associate Director

Re: Potential Combination of
<u>Barclays PLC and ABN AMRO Holdings N.V.</u>

Ladies and Gentlemen:

We are writing jointly, on behalf of our respective clients, Barclays PLC, a public limited company organized under the laws of England and Wales ("Barclays"), and ABN AMRO Holding N.V., a public limited liability company incorporated in the Netherlands ("ABN AMRO"). As described further in this letter, Barclays and ABN AMRO are currently in exclusive preliminary discussions regarding a possible combination transaction involving their respective businesses. In connection with the contemplated combination, Barclays may commence an offer (the "Offer") for (a) the outstanding ordinary shares, par value of €0.56 per share ("Ordinary Shares"), of ABN AMRO, and ADSs (as defined below) representing the Ordinary Shares, (b) the depositary receipts for convertible financing preference shares, par value of €0.56 per share, of ABN AMRO ("Convertible Preference Shares"), and (c) the financing (formerly convertible) preference shares, par value of €2.24 per share, of ABN AMRO ("Formerly Convertible Preference Shares" and, together with the Ordinary Shares and Convertible Preference Shares, the "ABN AMRO Shares"). The Ordinary Shares are listed on Euronext Amsterdam, Euronext Brussels, Euronext Paris and the New York Stock Exchange, the ADSs are listed on the New York Stock Exchange, and the Formerly Convertible Preference Shares are listed on Euronext Amsterdam (such exchanges collectively referred to in this letter as the "Exchanges"). ABN AMRO believes that the majority of trading in ABN AMRO Shares currently takes place on Euronext Amsterdam, but ABN AMRO Shares also trade in the OTC markets in addition to the other Exchanges.

As publicly announced on March 20, 2007, Barclays and ABN AMRO are currently in exclusive preliminary discussions which may result in a combination of their businesses in the event that the parties are able to reach an agreement. If the discussions reach a stage that the expectation that such an agreement can be reached is justified, the parties would move to announce it promptly in accordance with applicable Dutch law. The Offer would not formally commence until certain conditions that are to be agreed are satisfied.

ABN AMRO shareholders would have the right to exchange each of their Ordinary Shares for consideration which may include Barclays securities or potentially a combination of Barclays securities and cash. The Offer may also include separate offers for the Convertible Preference Shares and Formerly Convertible Preference Shares, which may become exchangeable for Barclays securities or a combination of Barclays securities and cash. If commenced, an Offer could be expected to involve a single offer for Ordinary Shares and ADSs in the Netherlands and the United States, as well as in other jurisdictions where it may be legally made, or separate offers made in compliance with applicable US, Dutch and other relevant laws. The Offer may also include separate offers for other ABN AMRO Shares in any jurisdiction where such offers may be legally made. The Offer would comply with the requirements of the Dutch Financial Supervision Act (*Wet financieel toezicht*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer 1995*), the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer 1995*) and the relevant regulations promulgated thereunder (collectively, the "Dutch Takeover Regulations") and Sections 14(d) and 14(e) of the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). As discussed below, Barclays and ABN AMRO expect that the Offer will be a "Tier II Offer". The Offer would be made in each jurisdiction pursuant to an offer document or offer documents (collectively, the "Offer Document") published on or shortly after the date an Offer is formally commenced.

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), Barclays and ABN AMRO are jointly requesting exemptive relief from Rule 14e-5 promulgated under the Exchange Act, to permit (a) Barclays, any of its subsidiaries or subsidiary undertakings and Lazard & Co., Limited and Lazard Freres & Co. LLC, Citigroup Global Markets Limited, Credit Suisse Group, JP Morgan Chase & Co. and Deutsche Bank AG and any other advisor, broker or financial institution acting as an advisor to Barclays and their respective Affiliates and Departments (as defined below), (collectively with such Affiliates and Departments, "Barclays Prospective Purchasers") and (b) ABN AMRO, any of its subsidiaries or subsidiary undertakings and Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, UBS AG (a company organized under the laws of Switzerland), NM Rothschild & Sons Limited, and Goldman Sachs International and any other advisor, broker or financial institution acting as an advisor to ABN AMRO and their respective Affiliates and Departments (collectively with such Affiliates and Departments, the "ABN AMRO Prospective Purchasers" and, collectively with the Barclays Prospective Purchasers, the "Prospective Purchasers"), to conduct certain trading activities in the ABN AMRO Securities (as defined below) prior to and during the conduct of, but outside of the terms of, the Offer as described in this letter. The Barclays Prospective Purchasers are also requesting relief from Rule 14e-5 in order to permit purchases or arrangements to purchase ABN AMRO Shares by or on behalf of Barclays outside of the Offer in accordance with Dutch law. Barclays is also requesting that the Commission clarify that the issuance of iShares from iShares Index Funds in exchange for Deposit Securities (as defined below) that are purchased in the United States and which contain ABN AMRO Securities does not constitute, directly or indirectly, the purchase or arrangement to purchase such securities outside of the terms of the Offer under Rule 14e-5. To the extent that such transactions are deemed by the Commission to constitute purchases, or arrangements to purchase, ABN AMRO Securities outside of the terms of the Offer under Rule 14e-5, Barclays is requesting exemptive relief from Rule 14e-5 with respect to such transactions subject to certain conditions as set forth in this letter.

Sullivan & Cromwell LLP are acting as US counsel to Barclays, and Davis Polk & Wardwell are acting as US counsel to ABN AMRO, in connection with the matters described in this letter. Barclays has provided and authorized Sullivan & Cromwell LLP to make on their behalf the factual representations set forth in this letter. ABN AMRO has provided and authorized Davis Polk & Wardwell to make on their behalf, the factual representations set forth in this letter. The statements contained in this letter with respect to the application of Dutch law to the Offer or to Barclays have been reviewed by Clifford Chance LLP, UK and Dutch counsel to Barclays. The statements contained in this letter with respect to the application of Dutch law to the Offer or to ABN AMRO have been reviewed by Nauta Dutilh and Allen & Overy, Dutch counsel to ABN AMRO.

I. Factual Background

A. ABN AMRO

ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of more than 4,500 offices and branches in 53 countries as at December 31, 2006. ABN AMRO is the largest banking group in the Netherlands and is one of the largest banking groups in the world, with total consolidated assets of €987.1 billion at December 31, 2006. ABN AMRO also has a substantial presence in Brazil, Italy and the Midwestern United States and is one of the largest foreign banking groups in the United States, based on total assets held as at December 31, 2006. ABN AMRO also has extensive international advisory, capital markets and investment banking activities and its global asset management business manages €193.3 billion in specialist mandates and mutual funds in Europe, the Americas, Asia and Australia.

ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and its Ordinary Shares are registered under Section 12(b) of the Exchange Act. As at December 31, 2006, 1,936,847,516 Ordinary Shares were issued of which 1,853,786,791 were outstanding. As at December 31, 2006, 1,369,815,864 Convertible Preference Shares and 44,988 Formerly Convertible Preference Shares were issued and outstanding.

B. Barclays

Barclays is a UK-based financial services group with a large international presence in Europe, the United States, Africa and Asia. It is engaged primarily in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In terms of market capitalization, Barclays is one of the largest financial services companies in the world and, at December 31, 2006, had total consolidated assets of approximately £996.8 billion (US$1,952.3 billion). It has been operating for more than 300 years with 27 million customers and approximately 123,000 employees in over 50 countries. Barclays is a leading global provider of investment management products and services and has 2,900 institutional clients in over 50 countries and over £927 billion (US$1,814 billion) of assets under management at December 31, 2006.

As at December 31, 2006, Barclays had 6,534,698,021 ordinary shares of 25p each and 875,000 staff shares of £1 each issued and outstanding.

Barclays is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act and its ordinary shares are registered under Section 12(b) of the Exchange Act. Barclays American Depositary Shares, each representing four Barclays ordinary shares, and such ordinary shares, are listed on the New York Stock Exchange.

II. Qualification for Tier II Relief

In conducting the Offer on the terms described in this letter, Barclays and ABN AMRO currently expect to be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a tender offer under certain conditions ("Tier II Relief"). In order for an offer to qualify for Tier II Relief, (i) the subject company must be a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and not an investment company as defined under the Investment Company Act of 1940, (ii) no more than 40% of the securities of the subject company sought in the offer may be held by holders who are resident in the United States and (iii) the offeror must comply, subject to any applicable exemptions, with all applicable US tender offer rules and regulations.

Pursuant to Rule 14d-1, the issuer of the subject securities will be presumed to be a foreign private issuer and U.S. holders will be presumed to hold 40% or less of such outstanding securities unless: (i) the tender offer is made pursuant to an agreement with an issuer of the subject securities; (ii) the aggregate trading volume of the subject class of securities on all national securities exchanges in the United States, over the 12-calendar-month period ending 30 days before commencement of the offer, exceeds 40%; (iii) the most recent annual report or annual information filed or submitted by the issuer with securities regulators of its home jurisdiction or with the Commission indicates that U.S. holders hold more than 40% of the outstanding subject class of securities; or (iv) the bidder knows or has reason to know that the level of U.S. ownership exceeds 40%.

According to ABN AMRO, as at December 31, 2006, of the approximately 78% of issued and outstanding Ordinary Shares for which holders could be identified, approximately 15.5% of such issued and outstanding Ordinary Shares were located in the United States. As at December 31, 2006, there were no record holders of depositary receipts of Convertible Preference Shares and no record holders of Formerly Convertible Preference Shares in the United States. In addition, except as otherwise requested herein, the Offer will be structured to comply with Sections 14(d) and 14(e) of the Exchange Act, the Securities Act of 1933, as amended, and all applicable tender offer rules and regulations thereunder. On the basis of the foregoing, Barclays and ABN AMRO intend that the Offer, if commenced, would be made in reliance on Tier II pursuant to Rule 14d-1(d) under the Exchange Act. Before any Offer is commenced, if one is commenced, ABN AMRO would intend to determine again, as at an appropriate date, the level of US ownership in accordance with the guidelines set forth in Rule 14d-1 under the Exchange Act.

III. Proposed Structure of the Offer

As indicated above, Barclays and ABN AMRO are currently in exclusive preliminary discussions regarding a possible business combination transaction involving their respective businesses. However, no agreement has been reached on whether or not to enter into any such transaction. It is envisioned, however, that should any transaction involve an Offer, such Offer would be structured either as a single offer for Ordinary Shares and ADSs made in the Netherlands and in the United States, as well as in other jurisdictions where such offer may legally be made or as separate offers made in compliance with applicable US, Dutch and other relevant laws. If an Offer is made, the consideration to be paid to holders of Ordinary Shares may include Barclays securities; it is also possible that the consideration may be comprised of a combination of Barclays securities and cash.[1] The Offer may also include separate offers for the Convertible Preference Shares and Formerly Convertible Preference Shares, which may become exchangeable for Barclays securities or a combination of Barclays securities and cash.

Assuming an Offer is made, it would be structured to comply with the Dutch Takeover Regulations, which govern tender offers in the Netherlands, as well as applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) (the "AFM"). The AFM and the Commission are parties to an Agreement between the United States and the Kingdom of the Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992, and have also recently signed a Memorandum of Understanding between the Commission and the College of

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[1] As discussed above, the structure of the Offer, if one is made, has not been determined at this time. Under one alternative, Barclays may incorporate a Netherlands subsidiary which would hold the ABN AMRO Shares after the completion of the transaction.

Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters.

Following the announcement of a proposed business combination between Barclays and ABN AMRO, if one is agreed by the parties, Barclays would intend to submit to the AFM a draft Offer Document for its comments and approval. Following the AFM's approval of the Offer Document, an advertisement in a Dutch daily newspaper would be published announcing the availability of the Offer Document. Barclays would intend to publish an advertisement announcing the availability of the Offer Document in the US edition of the Wall Street Journal on the first day on which the Offer would be open for acceptances.

Under current Dutch Takeover Regulations, the minimum acceptance period may not be less than 20 calendar days, with no maximum being specified. The Dutch Takeover Regulations are being revised and the new rules are currently expected to come into effect in 2007. The latest draft of the new rules provides that the minimum acceptance period may not be less than 25 calendar days and be no longer than 10 weeks, while an offer may be extended only once, with a minimum extension period of two weeks and a maximum extension period of 10 weeks. In any event, given the current or proposed requirements under Dutch law and the requirements under US law, the Offer would remain open for an initial period of at least 20 US business days.

After expiration of the acceptance period and the receipt of a number of required regulatory approvals and other consents which may require a substantial period of time to obtain, the Offer would close, and Barclays would pay for all ABN AMRO Shares tendered against the issue of Barclays securities and/or payment of cash, as the case may be. Closing would normally occur between three and five Dutch trading days after the Offer is declared unconditional; the Offer is required to be declared unconditional within five Dutch trading days after the end of the initial acceptance period. Barclays would transfer the consideration for the tendered Ordinary Shares via designated institutions, appointed to coordinate the collection of tenders into the Offer, to designated financial intermediaries, appointed to assist in the collection of such tenders. These financial intermediaries would, in turn, transfer such consideration to custodians for crediting to the accounts of their customers who accepted the Offer. Settlement for the other ABN AMRO Shares, which are not listed, would be done simultaneously. If necessary, Barclays could also elect to have a post-acceptance period during which any remaining ABN AMRO shareholders may tender their shares on the same terms as applied during the initial acceptance period. The post-acceptance period may be no longer than 15 days under current rules and two weeks under the latest draft of the new rules.

IV. Purchases Outside the Offer

Purchases Outside the Offer under Dutch Law

The Dutch Takeover Regulations provide that the offeror must pay in the public offer the highest consideration paid by the offeror in any such transactions if, following the time at which a public announcement about the preparation or making of a public offer has been made, an offeror purchases a target company's securities outside such offer in a transaction other than in regular stock exchange trading. The Dutch Takeover Regulations do not restrict the purchases of a target company's securities outside an offer made in regular stock exchange trading following public announcement. Consequently, absent Rule 14e-5, Dutch law would permit the Prospective Purchasers to acquire ABN AMRO Shares in stock exchange transactions at prices greater than the Offer consideration, with no requirement to increase the Offer consideration.

Dutch Takeover Regulations require that an offeror and the target company disclose any purchases of the target company's shares (or rights to acquire shares) following the time at which a public announcement about the preparation of making a public offer has been made, whether or not made in regular stock exchange trading, to the AFM. The latest draft of the revised rules removes the obligation to disclose purchases made in regular stock exchange trading. In addition, Dutch law requires any person acquiring shares (or rights to acquire shares) in ABN AMRO as a result of which such person's capital interest or voting interests passes certain thresholds (5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, 95%) to make a filing with the AFM, which is publicly disclosed by the AFM.

The Barclays Prospective Purchasers will not purchase or arrange to purchase ABN AMRO Shares outside of the Offer on a stock exchange at a price greater than the value of the Offer consideration with respect to any purchases of ABN AMRO Shares by or on behalf of Barclays outside of the Offer in accordance with Dutch law.

Trading Activities by the Prospective Purchasers

The Prospective Purchasers, including their affiliates and separately identifiable departments that would constitute "covered persons" as defined under Rule 14e-5 ("Affiliates and Departments"), offer a full range of banking and securities services to governmental institutions, corporate and other business enterprises and institutional and individual investors around the world. Such services include brokerage, research, trading, corporate finance, capital markets, underwriting, asset management and investment advisory services, including discretionary portfolio management for customers.

The Prospective Purchasers have traded in the ABN AMRO Shares or derivatives related to such securities (including futures, forwards, options, swaps or similar instruments) (collectively, the "ABN AMRO Securities") on the Exchanges, or otherwise, and may have current positions in such securities. The Prospective Purchasers may have engaged in, among other things, the following trading activities in relation to the ABN AMRO Securities (collectively referred to herein as the "Trading Activities"):

(1) market making activities in ABN AMRO Securities;

(2) purchasing and selling ABN AMRO Securities as part of ordinary course prime brokerage, portfolio and asset management activities (in which the Affiliates and Departments would generally have discretionary trading authority) and as principal for their own accounts;

(3) principal facilitation to buy ABN AMRO Securities to facilitate client orders on the Exchanges or in the over-the-counter markets;

(4) creation, trading and redemption of derivative products (including futures, forwards, options, repurchase agreements, warrants, swaps, cash-settled derivatives, debentures or similar instrument), including cash-settled and other derivative products the performance of which is determined with reference to ABN AMRO Securities or any index or basket of which they form a part;

(5) dynamic hedging and covering activities, short sales and other forms of hedging and covering, such as purchasing and selling ABN AMRO Securities with respect to positions in these newly created derivatives contracts that are in place after the announcement of the Offer, as well as such hedging and covering activities with respect to (a) derivatives contracts in place prior to the announcement and (b) any such trading and positions as would be permitted otherwise pursuant to this relief;

(6) index arbitrage activities (other than risk arbitrage trading) that are not to facilitate the Offer and are limited in scope, so that such index arbitrage activities are consistent with such activities

undertaken in the ordinary course of business prior to commencement of the Offer and which reflect the same balance and constituency as the index being hedged, and hedging and covering activities, including dynamic hedging, short sales and other forms of hedging, such as purchasing and selling ABN AMRO Securities, with respect to such index related activities;

(7) program trades on behalf of clients (other than Barclays and ABN AMRO) generally with respect to a basket of securities the composition of which has been proposed by the clients;

(8) hedging activities, including dynamic hedging and other forms of hedging, such as purchasing and selling ABN AMRO Securities, with respect to the market making activities in derivative products described in paragraph (1) above;

(9) purchasing ABN AMRO Shares for purposes of delivering securities upon exercise of call options or warrants or buying ABN AMRO Securities in respect of the exercise of put options or warrants in connection with the market making and related hedging activities described in paragraphs (1) and (8) above;

(10) buying ABN AMRO Securities to cover short positions entered into after the announcement of the Offer;

(11) stock borrowing and lending in ABN AMRO Securities;

(12) purchases of ABN AMRO Securities in a proprietary capacity by those Prospective Purchasers having exempt principal trader status under the United Kingdom's City Code on Takeovers and Mergers (the "City Code");

(13) buying and selling shares or units in collective investment schemes operated by any of the Prospective Purchasers, or by their associates, to clients of such Prospective Purchasers where the schemes in question may hold, acquire, or dispose of interests in ABN AMRO Securities;

(14) acting as trustee, nominee, or custodian for client positions in ABN AMRO Securities (including executing instructions to liquidate the assets in a trust which may include ABN AMRO Securities, and

distributing the proceeds in accordance with the applicable law and contract), or for any other security mentioned in this list;

(15) purchases or arrangements to purchase ABN AMRO Securities by or for a "plan" (as defined in Rule 100(b) of Regulation M under the Exchange Act) that are made by a trustee or other person affiliated with Barclays who manages such plan independently of Barclays and its other Affiliates and Departments in accordance with UK law.

(16) acting as executor or personal representative for a deceased client whose portfolio includes ABN AMRO Securities (including executing instructions to liquidate the assets in an estate which may include ABN AMRO Securities, and distributing the proceeds in accordance with the applicable law and contract);

(17) lending to clients and accepting a portfolio of securities including ABN AMRO Securities as collateral for such loan; and

(18) with respect to ABN AMRO only, repurchasing ABN AMRO Ordinary Shares on Euronext Amsterdam pursuant to its share buyback program announced on February 8, 2007 and to be completed by June 30, 2007.

This list of activities is similar to those for which the Commission has previously granted exemptive relief under similar circumstances in, for example, the letter regarding Rule 14e-5 Relief for Certain Trading Activities of Financial Advisors (April 4, 2007) (the "Trading Activities Relief Letter"); the letter regarding the offers by The Nasdaq Stock Market, Inc. for all Ordinary Shares and B Shares of London Stock Exchange Group plc (November 20, 2006); the letter regarding the offer by NYSE Euronext, Inc. for Shares of Euronext N.V. (July 13, 2006); the letter regarding the offer by Adecco S.A. for DIS Deutscher Industrie Service AG (January 9, 2006); and the letter regarding Gas Natural SDG S.A.'s proposed acquisition of Endesa S.A. (November 18, 2005).

Each of the Prospective Purchasers maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information to or from their Affiliates and Departments that might result in a violation of the US federal securities laws through the establishment of information barrier policies and procedures (the "Information Barriers"). These Information Barriers, some of which are also required by the rules and regulations of the AFM, are intended to prevent improper motives from influencing the purchasing activity of the Affiliates and Departments and to prevent the flow of confidential information (i) in the case of Barclays and ABN AMRO between the senior management and corporate development teams of Barclays and ABN AMRO, as the case may be, on the one hand, and the trading and investment management divisions of Barclays and ABN AMRO, as the case may be, on the other, and (ii) in the case of the other Prospective Purchasers between the corporate finance advisory and investment banking activity, on the one hand, and the sales and trading, investment management and securities related activities, on the other. Consistent with the Information Barriers described above, the personnel in the Affiliates and Departments that direct, effect or recommend transactions in the ABN AMRO Securities would not be the same personnel that are providing financial advisory services to Barclays or ABN AMRO, as the case may be. As noted, except to the extent that the relief requested in this letter is granted or pursuant to any no-action letter or other exemptive relief granted by the Staff, the Prospective Purchasers will cease their participation in all Trading Activities inconsistent with the requirements of Rule 14e-5 in ABN AMRO Securities on the Exchanges or otherwise. In their Trading Activities, the Prospective Purchasers will comply with the applicable requirements under Dutch and US law, including the applicable rules and regulations of the Exchanges and the Exchange Act.

In the Trading Activities Relief Letter, in order to qualify for exemptive relief under Rule 14e-5, the financial advisor must voluntarily comply with the City Code as a condition to the relief being granted. The Prospective Purchasers, however, have not undertaken to voluntarily comply with the City Code. Barclays and ABN AMRO are financial institutions and, consequently, unlike in the Trading Activities Relief Letter which related solely to financial advisors, both principals to the proposed transaction, in the ordinary course of their respective businesses, engage in the Trading Activities. Because of the size and complexity of the transaction, there are a significant number of financial advisors acting for both Barclays and ABN AMRO, which is greater than customary in other transactions. Furthermore, the financial institutions requesting relief in this letter – both the principals and their financial advisors – conduct their businesses across a wide number of jurisdictions and products and services areas. In this context, they are subject to regulation, both in the respective jurisdictions of their domicile as well as in the countries and markets where they operate, relating to protection of the interests of shareholders and which, among other things, are designed to ensure fair and equal treatment of all shareholders, to provide adequate and timely advice and information to shareholders, and to prevent the creation of false markets in securities subject to a tender offer. The Dutch and other applicable laws and regulations to which the Prospective Purchasers are subject, dealing with tender offers and trading activities, are designed to protect shareholders against the types of abuses that Rule 14e-5 is designed to prevent.

As a consequence of such applicable regulation, the Prospective Purchasers also maintain and enforce the Information Barriers described above, which are aimed at preventing violation of the US federal securities laws and address the same policy concerns as those addressed by the City Code. Dutch Takeover regulations include rules for the protection of shareholders such as restrictions on offerors purchasing shares off-market at prices higher than the offer price (the "best price rule"), rules relating to the equal treatment of shareholders, which restrict an offeror's ability to offer holders of the same class a different form of consideration and to purchase shares for cash where no cash offer is made (the "equal treatment rule") and related disclosure rules in respect of stakebuilding by the offeror, described above. These are similar to Rules 6, 8, 11 and 24 of/the Rules of the City Code. The AFM closely monitors and regulates such matters and provides guidance in a similar way to the UK Takeover Panel. It also reviews and approves public announcements relating to takeover transactions and takes unilateral action to enforce applicable rules. With the introduction of the EU Takeovers Directive, the regulation of takeover transactions in the Netherlands is also converging with UK regulation. In addition, other legal and regulatory requirements, such as the EU Market Abuse Directive, apply to use and misuse of inside information, market manipulation, conflicts of interests, etc., and these restrictions require financial institutions to have robust and formal information barriers and compliance procedures to ensure that ordinary course trading activities are strictly segregated from those areas of a financial institution which have access to inside information or strategic decision making.

Certain Activities by Affiliates and Departments of Barclays in the United States

Barclays Global Fund Advisors ("BGFA") serves as the investment advisor to the iShares Index Funds, which are investment series of the iShares Trust, an open-end management investment company which was organized as a Delaware business trust on December 16, 1999, or iShares Inc., a corporation organized under the laws of Maryland on August 31, 1994. BGFA is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), an indirect subsidiary of Barclays. BGI, together with its affiliates, is the world's largest manager of institutional investment assets. As of December 31, 2006, BGI and its affiliates, including BGFA, managed, administered or advised assets aggregating in excess of US$1.8 trillion.

Each iShares Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a different benchmark index (each an "Underlying Index"). The iShares Index Funds are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial, and market analysis and investment discretion. Instead, each iShares Index Fund attempts to approximate the investment performance of an Underlying Index by investing in a portfolio of securities that seeks to replicate the relevant Underlying Index through the use of quantitative analytical procedures. The shares of each iShares Index Fund are listed on a US stock exchange regulated by the Commission under the Exchange Act. The shares of iShares Index Funds are registered under the US Securities Act of 1933, as amended, and the US Investment Company Act of 1940, as amended.

Each iShares Index Fund issues shares in such fund (the "iShares") generally only in exchange for an in-kind deposit of securities by the purchaser, and payment of a specified cash amount that, together with the value of the deposited securities, equals the iShares Index Fund's current net asset value. The in-kind deposit consists of a basket of securities (the "Deposit Securities") selected by BGFA to correspond to the mix, price and yield performance of the Underlying Index. All orders to purchase iShares of an iShares Index Fund are placed with the distributor of the iShares Index Fund (the "Distributor") by an "Authorized Participant," each of which is a registered broker-dealer and Depository Trust Company ("DTC") participant. Purchasers may deliver Deposit Securities that they hold in inventory, may borrow such Deposit Securities for delivery or may acquire Deposit Securities in the secondary market. Neither BGFA nor the respective iShares Index Fund has knowledge or control over how a purchaser of the iShares acquires any Deposit Securities that are delivered to the iShares Index Fund, so long as such securities are delivered in good form.

An iShares Index Fund recoups the costs of issuing iShares by imposing a "Transaction Fee" on investors purchasing or redeeming iShares. The purpose of the Transaction Fee is to impose the costs associated with the purchase and redemption of iShares on those purchasing or redeeming. BGFA has the discretion to permit an Authorized Participant to substitute cash in lieu of depositing one or more Deposit Securities in connection with the issuance of iShares, but when it does so the Authorized Participant is assessed a higher Transaction Fee to offset the increased cost to the respective iShares Index Fund of buying those particular Deposit Securities in lieu of receiving them in-kind.

The Distributor transmits all purchase orders to each respective iShares Index Fund. Any order that is not in proper form will be rejected. After an iShares Index Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct it to initiate "delivery" of the appropriate number of iShares to the book-entry account specified by the purchaser. The Distributor will furnish a prospectus and a confirmation to those placing purchase orders.

BGFA makes available on each business day, prior to the opening of trading on the exchange where the respective fund is listed, a list of the names and required number of units of each Deposit Security to be included in the fund deposit for an iShares Index Fund. BGFA also makes available on a daily basis information about the previous day's in-kind deposit of Deposit Securities and cash.

The activities described above involving the creation and issuance by an investment company of shares or units that individually trade on an exchange, but that in large aggregations can be purchased and redeemed with the issuing investment company is not novel. The Commission has in the past ten years considered and approved many such proposals. Some of these exchange-traded funds have been trading publicly for years, and neither BGI nor BGFA is aware of any abuses associated with them. Indeed several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade.[2]

Application of Rule 14e-5

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[2] The Commission has previously granted exemptive and no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 14e-5 (formerly 10b-13); 10b-17; 11d1-2; 15c1-5; and 15c1-6 under the Exchange Act with respect to the trading of SPDRs(R) and MidCap SPDRs(TM); Select Sector SPDRs(TM), and The Nasdaq-100 Trust(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Senior Vice President and General Counsel, Amex, dated January 22, 1993 (regarding SPDRs); letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, Amex, dated April 21, 1995 (regarding MidCap SPDRs); letters dated December 14, 1998 and December 22, 1998, respectively, from Larry E. Bergman, Senior Associate Director, Division of Market Regulation and James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Gordon, Altman, Butowsky, Weitzen, Shalov (each regarding Select Sector SPDRs); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, Amex, dated March 3, 1999 (regarding Nasdaq 100). The Commission also granted similar exemptive or no-action relief to The CountryBaskets(SM) Index Fund, Inc. with respect to the trading of CountryBaskets(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996, and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996; and Foreign Fund, Inc. with respect to the trading of World Equity Benchmark Shares(TM) (now called iShares MSCI); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996, and letter from James A. Brigagliano, Division of Market Regulation to Donald R. Crawshaw, Esq. dated May 10, 2000. The Commission also granted the Amex exemptive and no-action relief with respect to the trading of DIAMONDS(SM), including relief under Rule 101 of Regulation M; *see* letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Amex, dated January 9, 1998.

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered Person" is defined as (a) the offeror and its affiliates; (b) the offeror's dealer-manager and its affiliates; (c) any advisor to any of the foregoing, whose compensation is dependent on the completion of the offer; and (d) any person acting, directly or indirectly, in concert with any of the persons specified above.

Rules 14e-5, as with its predecessor rule, Rule 10b-13, is designed to prevent manipulative and deceptive practices whereby a person making a cash tender or exchange offer purchases (or arranges to purchase) shares otherwise than pursuant to the offer. Among the concerns that Rule 14e-5 is designed to prevent are avoidance of pro-rationing requirements, disparate treatment of persons who tender into the offer and persons who sell securities outside the offer, and holders of large blocks of the subject securities demanding greater or different consideration than that offered pursuant to the tender or exchange offer. None of these concerns is present here. Furthermore, the Commission has recognized that a strict application of Rule 14e-5 could disadvantage US security holders in some situations. In this context, the Commission has noted in Securities Act Release No. 7759 (January 24, 2000) (the "Cross-Border Release") that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to US security holders."

Trading Activities by the Prospective Purchasers

Rule 14e-5(b) provides certain exceptions to the general rule prohibiting a Covered Person from purchasing or arranging to purchase the subject security outside the terms of the offer. However, the Trading Activities described above are not technically covered by the exceptions to Rule 14e-5 and thus would be prohibited by the rule. Accordingly, the Prospective Purchasers are requesting relief to permit purchases or arrangements to purchase the ABN AMRO Securities pursuant to the enumerated Trading Activities on the conditions set forth below. Without relief, the Prospective Purchasers would effectively be compelled to stay "out of the market" for a significant period of time due to the restrictions in Rule 14e-5, which would also have a corollary adverse effect on the investors in the asset management and related businesses and products of the Prospective Purchasers.

Purchases by or on behalf of Barclays outside of the Offer

The Barclays Prospective Purchasers are also requesting relief from Rule 14e-5 in order to permit purchases or arrangements to purchase ABN AMRO Shares by or on behalf of Barclays outside of the Offer in accordance with Dutch law.

Certain Activities by Affiliates and Departments of Barclays in the United States

Barclays is also requesting that the Commission clarify that the issuance of iShares from the respective iShares Index Funds in exchange for Deposit Securities that are purchased in the United States and which contain ABN AMRO Securities does not constitute, directly or indirectly, the purchase or arrangement to purchase such securities outside of the terms of the Offer under Rule 14e-5.

The receipt of Deposit Securities into an iShares Index Fund from an Authorized Participant does not entail a separate purchase, or arrangement to purchase, any of the securities contained within the Deposit Securities by an Affiliate or Department of Barclays. In addition, an iShares Index Fund will not purchase Deposit Securities in the secondary market to fulfill a purchaser's request to redeem iShares since such securities are available from the Deposit Securities that have previously been acquired, including as a result of previous deliveries by Authorized Participants in exchange for the issuance of iShares. Therefore, the act of issuing or redeeming iShares by the Fund cannot be expected to affect the market price of the Deposit Securities, as such transactions merely involve an exchange of Deposit Securities for iShares of equal market value. Moreover, neither BGFA nor the respective iShares Index Fund has control over the occurrence or timing of such transactions, nor any knowledge or control over how a purchaser of the iShares acquires any Deposit Securities that are delivered to the respective iShares Index Fund or whether an investor which redeems its iShares subsequently disposes of the Deposit Securities removed from the respective iShares Index Fund in secondary market trading.

To the extent that such transactions are deemed by the Commission to constitute purchases, or arrangements to purchase, ABN AMRO Securities in the United States outside of the terms of the Offer by Barclays or any of its Affiliates or Departments under Rule 14e-5, Barclays requests exemptive relief from Rule 14e-5 to permit such transactions so long as (i) purchases of ABN AMRO Securities are effected in the ordinary course of business and consistent with the composition of the respective fund's Underlying Index and its overall investment objective and (ii) such purchases are not effected for the purpose of facilitating the Offer.

Rule 14e-5(b)(5) excepts from the application of Rule 14e-5 purchases or arrangements to purchase a basket of securities containing a subject security or related security if (i) the purchase or arrangement to purchase is made in the ordinary course of business and not to facilitate the tender offer; (ii) the basket contains 20 or more securities; and (iii) covered securities and related securities do not comprise more than 5% of the value of the basket. In nearly all of the iShares Index Funds for which Barclays is seeking exemptive relief from Rule 14e-5, the receipt of Deposit Securities from an Authorized Participant could qualify for the "basket transactions" exception pursuant to Rule 14e-5(b)(5), with the exception of the iShares MSCI Netherlands Index Fund, where ABN AMRO Shares comprise more than 5% of the value of such Underlying Index (solely by virtue of the composition of the Underlying Index and not as a result of the exercise of any investment discretion by BGFA). We note, however, that the Commission has previously granted exemptive and/or no-action relief for trading in exchange traded index fund shares which do not meet the conditions of the "basket transactions" exception set forth under Rule 14e-5(b)(5). In the Letter regarding Class Relief for Exchange Traded Index Funds (October 24, 2006) (the "Exchange Traded Index Fund Class Relief Letter"), the exchange traded index funds which qualified for such exemptive and/or no-action relief were funds that consisted of a basket of twenty or more component securities, with no one component security constituting more than 25% of the total value of the exchange traded index fund.

The exemptive relief requested herein from Rule 14e-5 on behalf of Barclays and its Affiliates and Departments is similar to the relief the Commission has granted under the Exchange Traded Index Fund Class Relief Letter for dealer-managers of a tender offer of a deposit security included in an exchange traded index fund. The Exchange Traded Index Fund Class Relief Letter provided exemptive relief from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for a deposited security to: (1) redeem exchange traded index fund shares for deposited securities that may include a security subject to the tender offer; and (2) purchase exchange traded index fund shares during such offer, so long as such purchases or redemptions of exchange traded index fund shares do not appear to result in the abuses at which Rule 14e-5 is directed and so long as any bids or purchases by dealer-managers are not effected for the purpose of facilitating a tender offer. The Commission also confirmed in the Exchange Traded Index Fund Class Relief Letter its no-action position under Rule 14e-5 when a broker-dealer acting as a dealer-manager of a tender offer for a deposited security purchases such deposited security in the secondary market for the purpose of tendering them to purchase exchange traded index fund shares, if such transactions are effected in the ordinary course of business as a result of a change in the composition of the relevant index.

In view of the predictable lack of any meaningful potential for the issuance and the secondary market trading of iShares to affect significantly the price of

ABN AMRO Securities, application of Rule 14e-5 to the BGFA or a broker-dealer or other person who may be participating in a distribution of iShares from an iShares Index Fund in exchange for Deposit Securities is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and iShares and thus undermine the potential beneficial market effect of iShare trading.

Basis for Exemption

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where US ownership exceeds (or is presumed to exceed) 10%. The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by US holders, (ii) whether the offer will be made to US holders on an equal basis to non-US holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of the Offer, (i) the Prospective Purchasers reasonably believe US persons beneficially own less than 40% of each class of the ABN AMRO Shares, which is consistent with the level of US shareholdings noted in prior letters requesting relief from Rule 14e-5, (ii) the Offer would be for all of the outstanding ABN AMRO Shares, (iii) the Offer (whether it is structured as a single offer or separate offers) would be made on the same basis to US and non-US holders of ABN AMRO Shares, (iv) the consideration for the Offer would consist of Barclays securities or a combination of Barclays securities and cash, (v) the AFM would have primary regulatory authority over the Offer and it will be fully regulated under the Dutch Takeover Regulations and (vi) the principal trading market for each class of ABN AMRO Securities is outside the United States.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. In particular, we note that in the Letter regarding the Sulzer AG Offer for Bodycote International plc (available March 2, 2007), the Commission granted class-wide exemptive relief under Rule 14e-5 to offerors that wish to purchase shares of a foreign private issuer target outside of the tender offer in certain prescribed circumstances, many of which are present in this request for exemptive relief. We also note that, with respect to offers conducted in the Netherlands, the Commission granted exemptive relief under Rule 14e-5 in connection with the offer by Dexia Banque Internationale à Luxembourg for Kempen & Co N.V. (June 19, 2001), the offer by Invensys plc for Baan Company N.V. (May 26, 2000) and the offer for Royal Dutch Petroleum Company N.V./ The "Shell" Transport and Trading Company PLC (November 19, 2004).

Although there are, in our view, doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange" – would be satisfied if the Prospective Purchasers or their respective affiliates made purchases of ABN AMRO Securities with respect to Trading Activities outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by Barclays and ABN AMRO to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of ABN AMRO Securities in respect of Trading Activities outside the United States in the absence of such exemptive relief.

V. Irrevocable Undertakings

Certain institutional shareholders as well as certain members of the Supervisory Board, Managing Board and other members of senior management of ABN AMRO may be asked, as is typical in Dutch takeovers, to undertake irrevocably to accept the Offer in respect of their ABN AMRO Shares. Under Dutch practice, an irrevocable undertaking is the agreement of a shareholder to accept an offer when made (in some cases, subject to a higher competing offer not being made within a certain period) during the pendency of the first offer. An irrevocable undertaking is not treated by Dutch securities law as a purchase, and Dutch law permits bidders to enter into irrevocable undertakings at any time, subject to certain restrictions. We note for emphasis that shares subject to an irrevocable undertaking are purchased in the tender offer and, consequently, count towards satisfying the minimum acceptance condition under the Dutch Takeover Regulations. Such shareholders will receive their Offer consideration at the same time as the other ABN AMRO shareholders that accept the Offer, if one is made. In the event an Offer is made, Barclays and its affiliates, as well as certain financial advisors acting on their behalf, intend to seek such irrevocable undertakings from certain institutional holders, including institutional holders with US addresses. The specific terms of such irrevocable undertakings will be determined in the course of separate discussions with each relevant shareholder of ABN AMRO who is asked to execute such an undertaking. Consequently, no representation can be made at this time on the expected terms and conditions of such irrevocable undertakings.

Acceptances of the Offer in respect of shares the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the Dutch Takeover Regulations. Accordingly we are not requesting exemptive relief from Rule 14e-5 with respect to the entering into of irrevocable undertakings. This position is consistent with previous letters to the Commission for exemptive relief from Rule 14e-5. See, e.g., the letter regarding the Sulzer AG Offer for Bodycote International plc (available March 2, 2007), the letter regarding United Technologies Corporation Offer for Kidde plc (available December 15, 2004); the letter regarding UCB S.A. Offer for Celltech Group plc (available May 19, 2004); the letter regarding Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2003); the letter regarding RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); the letter regarding Vinci Offer for TBI plc (available August 23, 2001); the letter regarding St. David Capital plc Offer for Hyder plc (available August 1, 2000); and the letter regarding WPD Limited Offer for Hyder plc (available May 31, 2000).

VI. Requested Exemptive Relief

Based on the foregoing, we respectfully request that Prospective Purchasers be granted exemptive relief for the Offer from the provisions of Rule 14e-5 to the extent necessary to permit them to purchase or arrange to purchase ABN AMRO Securities outside of the Offer as part of the Trading Activities, through expiration of the Offer, subject to the following conditions:

(1) ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act;

(2) The Prospective Purchasers reasonably believe that ABN AMRO has a level of US shareholding that would enable it to rely on the Tier II exemptive relief provided under Rule 14d-1(d) of the Exchange Act;

(3) Unless otherwise exempted or permitted under Rule 14e-5, the Trading Activities are only conducted outside the United States;

(4) All purchases of the ABN AMRO Securities by the Prospective Purchasers through their Affiliates and Departments outside of the

Offer as part of the Trading Activities (i) will be consistent with the Affiliates' and Departments' normal and usual business practices and in compliance with the rules and regulations of the AFM applicable to such purchases and (ii) will not be conducted either (A) for the purpose of promoting or otherwise facilitating the Offer or (B) for the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the prices of the ABN AMRO Securities;

(5) Each of the Affiliates and Departments of the Prospective Purchasers that conduct the Trading Activities has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel), who direct, effect or recommend transactions in the ABN AMRO Securities and who are also involved in (i) making strategic decisions concerning the Offer on behalf of Barclays or ABN AMRO or (ii) providing Barclays or ABN AMRO with financial advisory services or dealer manager services;

(6) The Offer Documents will disclose prominently the intention of the Affiliates and Departments of the Prospective Purchasers to conduct the Trading Activities;

(7) Each of the Prospective Purchasers has an affiliate that is registered as a broker-dealer under Section 15(a) of the Exchange Act;

(8) The Trading Activities are permissible under, and will be conducted in accordance with, the applicable law of the home jurisdiction, as defined in Rule 14d-1 of the Exchange Act. The Prospective Purchasers and their respective Affiliates and Departments will also comply with any information barrier requirements imposed by the applicable law of the home jurisdiction, as defined in Rule 14d-1 of the Exchange Act.

(9) The Prospective Purchasers and their respective Affiliates and Departments maintain and enforce written policies and procedures that are reasonably designed to prevent the transfer of information among the respective Prospective Purchaser and its Affiliates and Departments that conduct the Trading Activities that might result in

a violation of the US federal securities laws through the establishment of information barriers;

(10) The Prospective Purchasers will publicly disclose in the United States information regarding the Trading Activities to the extent such information is required to be made public in the home jurisdiction, as defined in Rule 14d-1 of the Exchange Act, pursuant to applicable requirements;

(11) The Prospective Purchasers will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all transactions in ABN AMRO Securities made by the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including:

(a) the size, broker (if any), date and time of execution, and price of purchase; and

(b) the exchange, quotation system, or other facility through which the purchase occurred;

(12) Upon the request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information as specified in paragraph 11 to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(13) The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(14) Each Prospective Purchaser relying on the relief granted hereby will make itself available (in person at the office of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

(15) Except as otherwise exempted herein or pursuant to any other applicable no-action letter or exemptive relief, the Prospective Purchasers shall comply with Rule 14e-5 during the Offer.[3]

We also respectfully request, on behalf of the Barclays Prospective Purchasers, that the Commission grant relief from Rule 14e-5 in order to permit purchases or arrangements to purchase ABN AMRO Shares by or on behalf of Barclays outside of the Offer in accordance with Dutch law, through expiration of the Offer. With respect to any purchases of ABN AMRO Shares by or on behalf of Barclays outside of the Offer in accordance with Dutch law, none of the Barclays Prospective Purchasers will purchase ABN AMRO Shares on the Exchanges at a price greater than the value of the Offer consideration, and if, following the time at which a public announcement about the preparation or making of the Offer has been made, any Barclays Prospective Purchaser purchases ABN AMRO Shares in a transaction other than regular stock exchange trading, Barclays will pay in the Offer the highest consideration paid by such Barclays Prospective Purchaser in any such off-exchange transactions.

We also respectfully request, on behalf of Barclays and its Affiliates and Departments, that the Commission clarify that the issuance of iShares from the respective iShares Index Funds in exchange for Deposit Securities that are purchased in the United States and which contain securities subject to a tender offer does not constitute, directly or indirectly, the purchase or arrangement to purchase ABN AMRO Securities outside of the terms of the Offer under Rule 14e-5. To the extent that such transactions are deemed by the Commission to constitute purchases, or arrangements to purchase, ABN AMRO Securities in the United States outside of the terms of the Offer by Barclays or any of its Affiliates or Departments under Rule 14e-5, Barclays requests exemptive relief from Rule 14e-5 to permit such transactions so long as (i) purchases of ABN AMRO Securities

[3] For example, reliance on the relief contained in this letter would not prevent the Barclays Prospective Purchasers from making purchases of ABN AMRO Shares outside the Offer on behalf of Barclays in such Offer pursuant to relief granted in the letter regarding the cash tender offer by Sulzer AG for the ordinary shares of Bodycote International plc (March 2, 2007) (the "Sulzer Letter") or pursuant to a separate no-action letter from the staff and consistent with local law. In particular, the Barclays Prospective Purchasers and their Affiliates and Departments desiring both to engage in the Trading Activities and to make purchases on behalf of Barclays and its agents outside of the Offer (where such purchases are permitted by local law and pursuant to the relief granted in the Sulzer Letter or in a separate no-action letter from the staff granted to Barclays and its agents) would designate an individual trader or traders (the "Designated Traders") to make such purchases on behalf of Barclays and its agents, and other than such purchases made on behalf of Barclays or its agents, the Designated Traders would not make any other purchases of ABN AMRO Shares during the Offer period.

are effected in the ordinary course of business and consistent with the composition of the respective fund's Underlying Index and its overall investment objective and (ii) such purchases are not effected for the purpose of facilitating the Offer.

* * *

If you have any questions or require any additional information, please contact George H. White in London at (011) 44-20-7959-8900 or Margaret E. Tahyar in Paris at (011) 33-1-56-59-36-70.

Yours sincerely,

George H. White

Margaret E. Tahyar

cc: Racquel Russel
Elizabeth Sandoe
David Orlic
(Securities and Exchange Commission)

Judith Shepherd
Neil Hodges
Brona McKeown
(Barclays PLC)

Eva Simon Thomas
Penelope Simmers
Nesbit West
(ABN AMRO Holding N.V.)

H. Rodgin Cohen
Alan P.W. Konevsky
Dinesh D. Banani
(Sullivan & Cromwell LLP)

Thomas J. Reid
John B. Meade
Harold J.G. Brunink
(Davis Polk & Wardwell)

Joanne Quinn
Mark Rhodes
(Citigroup Global Markets Limited)

Leland Goss
(Credit Suisse Group)

Nicholas Hunt
Tadh Flood
(Deutsche Bank AG)

Michael Pitt
Geoffrey Madle
(JPMorgan Chase & Co.)

Naomi Wiesen
Naomi Buffery
(Lazard & Co., Limited and Lazard Freres & Co. LLC)

Piers Roberts
(Lehman Brothers Europe Limited)

Richard Rosenthal
(Morgan Stanley & Co. Limited)

David Fitzgerald
(UBS AG)

Jonathan Westcott
(NM Rothschild & Sons Limited)

Bertie Whitehead
(Hoare Govett Limited)

Richard Buckingham
(Goldman Sachs International)

Sebastian R. Sperber
(Cleary Gottlieb Steen & Hamilton LLP)

Ashar Qureshi
(Cleary Gottlieb Steen & Hamilton LLP)

END